SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997 or


             ( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________



                           Commission File No. 1-9583


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   EMPLOYEES PROFIT SHARING AND 401 (K) SALARY
                                  DEFERRAL PLAN



 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1997 AND 1996

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS





                                      INDEX



                                                                   Pages
                                                                   -----

Report of Independent Accountants                                     2


Financial Statements:
 Statements of Net Assets Available for Plan
  Benefits as of December 31, 1997 and 1996                           3

 Statements of Changes in Net Assets Available
  for Plan Benefits for the years ended
  December 31, 1997 and 1996                                          4

 Notes to Financial Statements                                      5-10

Signatures                                                            11

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------




TO THE PLAN ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


We have audited the accompanying statements of net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L. L. P.
-------------------------------

New York, New York
June 25, 1998.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                    December 31     December 31
                                                        1997            1996
                                                    -----------     -----------
Allocated share of MBIA Inc. Master Trust net
    assets, at fair value  (cost $43,195,589
     and $35,216,408, respectively)                 $52,291,469     $41,184,879

Employer contribution receivable                            596           1,356
                                                    -----------     -----------

         Net assets available for
             plan benefits                          $52,292,065     $41,186,235
                                                    ===========     ===========










    The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS






                                                    Years ended December 31
                                                 ----------------------------
                                                      1997           1996
                                                 -------------   ------------
Contributions:
  Employees' salary deferral                       $2,325,452     $2,192,690

  Employer                                          1,369,955      1,300,350

Interest and dividends                              1,859,999      1,710,442

Net appreciation in fair value of investments       9,410,506      6,165,234

Benefit distributions                              (3,860,082)    (2,781,760)
                                                  -----------    -----------

         Net increase                              11,105,830      8,586,956

Net assets available for plan
  benefits, beginning of year                      41,186,235     32,599,279
                                                  -----------    -----------

         Net assets available for plan
           benefits, end of year                  $52,292,065    $41,186,235
                                                  ===========    ===========




    The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION
----------------------
The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension Plan are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds and the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

A  participant  is  entitled  to  the  benefit  that  can  be  provided  by  the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------
The financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the "Master Trust") together with the assets of the MBIA Inc. Employees Pension Plan.

The Plan's share of investments and income from investment activities in the Master Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Gain or loss on sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each   participant   has  an  account  which  is  credited  with  the  Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.


3.  PLAN TERMINATION
--------------------
The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.

4.  INVESTMENTS
---------------
As of December 31, 1997 and 1996, the financial position of the Master Trust on a cash basis (excluding the ending accrual for employer contributions) and the Plan's percentage interest in each asset category were as follows:

                                                    December 31, 1997
                                           -----------------------------------
                                              Total Master Trust
                                           ------------------------    Plan's
                                                           Fair          %
                                              Cost         Value      Interest
                                           ----------   -----------   --------
Investments at fair value
 as determined by quoted market price:
   Employer Stock Fund                    $18,130,563   $23,925,357   100.00%
   Fidelity Puritan Fund                    1,730,534     1,886,880    42.33
   Fidelity Magellan Fund                   4,288,915     4,909,785    43.58
   Fidelity Growth Company Fund             4,970,304     5,139,987    40.71
   Fidelity Growth and Income Portfolio    28,530,042    34,636,906    43.12
   Fidelity Intermediate Bond Fund          1,384,879     1,397,680    47.62
   Fidelity Value Fund                        711,218       659,402    45.81
   Fidelity Overseas Fund                   2,053,397     2,080,248    45.72
   Fidelity Blue Chip Growth Fund           4,432,161     5,153,599    47.03
   Fidelity Spartan U. S. Equity
    Index Fund                                266,771       273,519    53.28
   Managed Income Portfolio                 6,542,686     6,542,686    42.18
                                          -----------   -----------   ------
                                           73,041,470    86,606,049    59.05
Investments at estimated fair value:
   Participant loans                        1,387,014     1,387,014    83.08
                                          -----------   -----------
    Total invested assets available for
     benefits of participating plans      $74,428,484   $87,993,063    59.43%
                                          ===========   ===========

                                                    December 31, 1996
                                           -----------------------------------
                                             Total Master Trust
                                          -------------------------    Plan's
                                                           Fair          %
                                              Cost         Value      Interest
                                          -----------   -----------   --------
Investments at fair value as
 determined by quoted market price:
   Employer Stock Fund                    $13,510,043   $18,044,834   100.00%
   Fidelity Puritan Fund                    1,605,846     1,630,058    41.62
   Fidelity Magellan Fund                   4,124,095     4,005,103    43.40
   Fidelity Growth Company Fund             3,661,046     4,007,194    40.43
   Fidelity Growth and Income Portfolio    23,515,287    26,433,859    42.86
   Fidelity Intermediate Bond Fund          1,425,115     1,387,505    50.07
   Fidelity Value Fund                        262,517       254,745    43.03
   Fidelity Overseas Fund                   1,398,480     1,456,140    47.67
   Fidelity Blue Chip Growth Fund           3,722,493     3,956,884    47.74
   Fidelity Spartan U. S. Equity
    Index Fund                                   ---           ---       ---
   Managed Income Portfolio                 7,875,966     7,875,966    41.71
                                          -----------   -----------
                                           61,100,888    69,052,288    58.05
Investments at estimated fair value:
   Participant loans                        1,341,044     1,341,044    82.23
                                          -----------   -----------
    Total invested assets available for
      benefits of participating plans     $62,441,932   $70,393,332    58.51%
                                          ===========   ===========


For the years ended December 31, 1997 and 1996, net appreciation in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



                               Years ended December 31
                               -----------------------
                                 1997          1996
                              -----------  -----------
Fidelity funds                $ 8,652,156   $3,669,950
Employer Stock Fund             5,725,073    4,603,368
                              -----------   ----------
                              $14,377,229   $8,273,318
                              ===========   ==========

For the years ended December 31, 1997 and 1996, investment income consisting of dividends and interest in the Master Trust was $3,867,311 and $3,628,608, respectively.


5.  NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
----------------------------------------------------------------------------
As of December 31, 1997 and 1996, the net assets available for Plan benefits of the individual investment funds were as follows:

                                              As of December 31
                                          -------------------------
                                              1997          1996
                                          -----------   -----------
Employer Stock Fund*                      $23,925,953   $18,046,190
Fidelity Puritan Fund                         798,693       678,400
Fidelity Magellan Fund                      2,139,745     1,738,253
Fidelity Growth Company Fund                2,092,411     1,620,017
Fidelity Growth and Income Portfolio*      14,935,204    11,328,480
Fidelity Intermediate Bond Fund               665,509       694,760
Fidelity Value Fund                           302,042       109,626
Fidelity Overseas Fund                        951,087       694,148
Fidelity Blue Chip Growth Fund              2,423,578     1,888,877
Fidelity Spartan U. S. Equity Index Fund      145,723         ---
Managed Income Portfolio*                   2,759,805     3,284,807
Participant Loans                           1,152,315     1,102,677
                                          -----------   -----------
                                          $52,292,065   $41,186,235
                                          ===========   ===========

     *Each of these investments represents 5% or more of the Plan's net assets at December 31, 1997 and 1996. The participant loans are included in the allocated share of MBIA Inc. Master Trust net assets on the Statements of Net Assets Available for Plan Benefits.

For the years ended December 31, 1997 and 1996, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                        Year ended December 31, 1997
                                  -----------------------------------------------------------------------
                                  Employer                             Growth      Growth
                                   Stock       Puritan    Magellan    Company    and Income  Intermediate
                                   Fund         Fund        Fund        Fund        Fund       Bond Fund
                                 ----------   --------   ---------   ---------  -----------  ------------
Contributions:
 Employees' salary deferral      $  143,601   $ 82,487   $341,012    $294,275   $  730,337    $ 62,225

 Employer                         1,369,955        ---        ---         ---          ---         ---

Interest and dividends              272,982     56,621    132,549     208,886      673,643      35,913

Net appreciation (depreciation)
  in fair value of investments    5,725,073     76,819    312,489     114,956    2,769,237       4,904

Benefit distributions            (1,669,139)  (163,238)  (141,890)    (48,796)    (935,175)   (198,425)

Transfers from (to) other funds      37,291     67,604   (242,668)    (96,927)     368,682      66,132
                                 ----------   --------   --------    --------    ----------   --------
Net increase in
  net assets available
  for Plan benefits              $5,879,763   $120,293   $401,492    $472,394   $3,606,724    $(29,251)
                                 ==========   ========   ========    ========   ==========    ========



                                                      Year ended December 31, 1997 (Con't)
                        -----------------------------------------------------------------------------------
                                                     Blue Chip   Spartan      Managed
                                Value     Overseas    Growth   U. S. Equity   Income    Participant
                                Fund        Fund       Fund     Index Fund   Portfolio     Loans         Total
                             ----------   --------   --------  ------------  ---------  -----------   ----------
Contributions:
 Employees' salary deferral    $ 58,006   $135,695   $259,548    $ 10,970    $ 207,296   $   ---     $ 2,325,452

 Employer                           ---        ---        ---         ---          ---       ---       1,369,955

Interest and dividends           39,485     45,294    117,067         966      173,429    103,164      1,859,999

Net appreciation
  (depreciation) in fair
  value of investments           (9,510)    31,611    381,584       3,343          ---        ---      9,410,506

Benefit distributions           (19,910)    (3,299)  (167,840)        ---     (413,147)   (99,223)    (3,860,082)

Transfers from (to)
   other funds                  124,345     47,638    (55,658)    130,444     (492,580)    45,697           ---
                               --------   --------   --------    ---------   ---------  ---------    -----------
Net increase in
  net assets available
  for Plan benefits            $192,416   $256,939   $534,701    $145,723    $(525,002) $  49,638    $11,105,830
                               ========   ========   ========    ========    =========  =========    ===========

                                                        Year ended December 31, 1996
                                  -----------------------------------------------------------------------
                                  Employer                             Growth      Growth
                                   Stock       Puritan    Magellan    Company    and Income  Intermediate
                                   Fund         Fund        Fund        Fund        Fund       Bond Fund
                                 ----------   --------   ---------   ---------   ---------   ------------
Contributions:
  Employees' salary deferral     $   77,374   $ 80,154   $288,597    $268,116   $  755,966     $72,425

  Employer                        1,305,218        ---        ---         ---          ---         ---

Interest and dividends              246,104     80,017    272,215      68,061      554,757      44,032

Net appreciation (depreciation)
  in fair value of investments    4,603,368     13,575    (95,677)    141,511    1,379,550     (20,335)

Benefit distributions              (847,017)   (79,943)  (134,446)    (68,033)  (1.349,954)     (1,832)

Transfers (to) from other funds    (107,641)   (30,545)  (263,877)    (21,627)     (55,659)    (34,557)
                                 ----------   --------   --------    --------    ----------    -------
Net increase in
  net assets available
  for Plan benefits              $5,277,406   $ 63,258   $ 66,812    $388,028   $1,304,660     $59,733
                                 ==========   ========   ========    ========   ==========     =======



                                                         Year ended December 31, 1996 (Con't)
                             -----------------------------------------------------------------------------------
                                                     Blue Chip   Spartan     Managed
                                Value     Overseas    Growth   U. S. Equity   Income    Participant
                                Fund        Fund       Fund     Index Fund   Portfolio     Loans       Total
                             ----------   --------   --------   ----------   ---------  ----------   ----------
Contributions:
 Employees' salary deferral    $ 22,050   $118,002   $247,654    $    ---     $242,352   $   ---     $2,192,690

 Employer                           ---        ---        ---         ---       (4,868)      ---      1,300,350

Interest and dividends           11,505     41,693    127,634         ---      172,588    91,836      1,710,442

Net appreciation
  (depreciation) in fair
  value of investments           (2,852)    31,864    114,230         ---          ---       ---      6,165,234

Benefit distributions              (921)   (35,837)   (86,932)        ---     (168,508)   (8,337)    (2,781,760)

Transfers (to) from
   other funds                   79,844     71,246    (20,593)        ---      259,945   123,464            ---
                             ----------   --------   --------   ----------   ---------   -------     ----------
Net increase in
  net assets available
  for Plan benefits            $109,626   $226,968   $381,993    $    ---     $501,509  $206,963     $8,586,956
                               ========   ========   ========   =========     ========  ========     ==========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



6.  TAX STATUS
--------------
The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.


7.  SUBSEQUENT EVENT
--------------------
On February 17, 1998, MBIA Inc. and CapMAC Holdings Inc. (CapMAC) consummated a merger. Effective the date of the merger, the account balances in the CapMAC 401(K) Plan were transferred to the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan.

                                   SIGNATURES
                                   -----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                      MBIA INC.
                                            EMPLOYEES PROFIT SHARING AND
                                            401(K) SALARY DEFERRAL PLAN





Date:  June 25, 1998                           /s/  KEVIN D. SILVA
                                              ---------------------------
                                                 Kevin D. Silva
                                                 Senior Vice President
                                                 Plan Administrator






Date:  June 25, 1998                          /s/  LOUIS G. LENZI
                                             ----------------------------
                                               Louis G. Lenzi
                                               General Counsel